UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 11-K
___________________

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-13300

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL ONE FINANCIAL CORPORATION
1680 Capital One Drive
McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2024 and 2023

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	13
Signature	16
Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Capital One Financial Corporation Associate Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2018.
Tysons, Virginia
June 25, 2025

Capital One Financial Corporation Associate Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2024	2023
Assets:
Investments, at fair value	$11,356,035,138	$9,525,596,578
Investments, at contract value	508,304,661	547,036,140
Total investments	11,864,339,799	10,072,632,718
Receivables:
Notes receivable from participants, maturing through 2034, 3.25% - 10.5% interest rates	163,195,712	153,737,311
Other receivables	54,791,928	13,103,052
Total assets	12,082,327,439	10,239,473,081

Liabilities:
Other liabilities	49,736,985	7,079,174
Total liabilities	49,736,985	7,079,174
Net assets available for benefits	$12,032,590,454	$10,232,393,907

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2024	2023
Additions:
Investment income:
Net appreciation of investments	$1,594,354,374	$1,622,873,545
Interest and dividends on investments	12,877,639	12,902,229
Net investment income	1,607,232,013	1,635,775,774
Interest income on notes receivable from participants	13,295,650	10,026,705
Contributions:
Employer	466,075,524	464,939,557
Participants	559,877,149	540,409,115
Rollovers	95,007,786	73,171,239
Total contributions	1,120,960,459	1,078,519,911
Total additions	2,741,488,122	2,724,322,390
Deductions:
Benefits paid to participants	927,002,860	755,861,523
Administrative expenses	14,288,715	13,966,601
Total deductions	941,291,575	769,828,124
Net increase in net assets available for benefits	1,800,196,547	1,954,494,266
Net assets available for benefits:
Beginning of year	10,232,393,907	8,277,899,641
End of year	$12,032,590,454	$10,232,393,907

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees.

The Benefits Committee of the Company is the Plan administrator and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2024 and 2023 plan years.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older (including any related companies that adopt the Plan). Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code (the "Code") Sections 401(a) and 401(k), respectively, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of no more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $23,000 and $22,500 for 2024 and 2023, respectively. Participants who are age 50 or older at the end of a particular calendar year are permitted to make additional elective deferral contributions of $7,500 for 2024 and 2023, respectively. Participants may also contribute amounts representing distributions from other qualified plans as roll-over contributions.

The Company makes non-elective contributions to each eligible associate’s account and matches a portion of associate contributions. The Company’s contributions, which provide for a maximum annual Company contribution of up to 7.5% of eligible compensation, consist of two major components: (1) a basic safe-harbor non-elective contribution and (2) Company matching contribution.

The following table summarizes the Company's contribution structure under the Plan:

Contribution Type	Contribution Structure
1. Basic safe-harbor non-elective contribution	• 3% of eligible compensation
2. Company matching contribution
•    Up to 3% of eligible compensation, calculated as 100% Company match on the first 3% of associate deferrals
•    Up to 1.5% of eligible compensation, calculated as 50% Company match on the next 3% of associate deferrals

Total annual contribution opportunity	• Maximum of 7.5% of eligible compensation

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
The basic safe-harbor non-elective contribution of 3% of eligible compensation, as defined in the Plan document, is made for all eligible employees regardless of employee contributions to the Plan. In addition, the Company makes matching contributions of up to 4.5% of a participant’s eligible compensation. The Company makes “true-up” matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the Company matching contributions. The Company makes contributions on a per-pay period basis and new employees become immediately eligible for the Company’s matching contributions. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of Company contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the Company’s basic safe-harbor non-elective contributions vest immediately, along with earnings on those contributions. The Company’s matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $13,017,806 and $11,942,378 as of December 31, 2024 and 2023, respectively. Forfeitures used to reduce the Company contributions totaled $13,326,193 and $7,545,018 in 2024 and 2023 respectively.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. As of December 31, 2024, the Company offered 21 investment options, which are summarized below:

•Stable Value Fund (Invesco)—Monies are invested in a diversified portfolio of investment contracts issued by high quality insurance companies and banks, with each contract carrying a crediting rate of interest and backed by high quality securities.

Registered Investment Companies

•Fidelity Global ex U.S. Index Fund—Monies are primarily invested in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index, which broadly represents the performance of foreign developed and emerging stock markets.

White Label Funds

•U.S. Large Cap Equity Fund—Monies are primarily invested in common stocks included in the Russell 1000 Index, which broadly represents the performance of large capitalization companies publicly traded in the U.S.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
•U.S. Small/Mid Cap Equity Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•International Equity Fund—Monies are primarily invested in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index, which broadly represents the performance of foreign developed and emerging stock markets.

Fidelity Brokerage Link

•Fidelity BrokerageLink—This self-directed option allows participants to invest in mutual funds and other investment options beyond the investment options offered directly through the Plan.

Collective Investment Funds

•BlackRock LifePath Index Non-Lendable Fund (2030, 2035, 2040, 2045, 2050, 2055, 2060, 2065, and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BlackRock LifePath 2045) represents the year during which participants will most likely begin to draw income and/or principal from their investment. The LifePath funds are the default investment choices unless participants choose otherwise. The investment is a “qualified default investment alternative” for purposes of ERISA.

•BlackRock Russell 2500 Index Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•BlackRock Strategic Completion Non-Lendable Fund—Monies are primarily invested in inflation-sensitive asset classes, such as U.S. treasury inflation protected securities, real estate investment trusts and commodities.

•BlackRock U.S. Debt Index Non-Lendable Fund— Monies are primarily invested in debt securities included in the Bloomberg U.S. Aggregate Bond Index, which broadly represents the performance of intermediate duration debt securities publicly traded in the U.S.

•State Street S&P 500 Index Non-Lending Series Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of large capitalization companies publicly traded in the U.S.

•Prudential Core Plus Bond Fund (Class 5)—Monies are primarily invested in debt securities meant to outperform the Bloomberg U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

Capital One Stock Fund

•Capital One Stock Fund—Monies are invested in a unitized trust fund which primarily invests in shares of the Company’s common stock, as well as in short-term investments to provide for the Capital One Stock Fund's estimated liquidity needs.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Notes Receivable from Participants

Participants may elect to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms typically range from one to five years, but can extend up to ten years if used toward the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with prevailing rates as determined by the Benefits Committee (currently at a rate of Prime plus 2%). Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum cash distribution upon the participant’s death, hardship, retirement, termination of service or for other reasons as governed by the Plan document. If the participant has invested in the Capital One Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Administrative expenses consist primarily of record keeping, investment management, and advisory fees paid to the Trustee. Record keeping and investment management fees are paid by the plan participants. Advisory fees to the Trustee are paid either out of Plan forfeitures or by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any unvested amounts in their accounts.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). The Financial Statements of the plan are prepared on an accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These estimates are based on information available as of the date of the financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Securities transactions are recorded as of the trade date.

The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year end.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Capital One Stock Fund is not traded on an active market. The unit value of the Capital One Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the New York Stock Exchange.

Collective investment trusts are classified as Level 2 in the fair value hierarchy as of December 31, 2024 and 2023. Each collective investment trust provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements for participants and 30 days advance notice requirement for the Plan. There were no unfunded commitments as of December 31, 2024 and 2023.

Self-managed funds are invested in underlying market securities that are traded on active markets and common collective trusts. The unit value for each fund is based on the closing price of the underlying sub-advisor stock and market holdings.

The Plan’s investment in the Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”), synthetic GICs, and cash equivalents, and is measured and accounted for based on contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Interest income on investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments is reflected in statements of changes in net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

Risks and Uncertainties

The Plan invests in many types of investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2024 is included in the Supplemental Schedule—Schedule H, Line 4i—Schedule of Assets (Held at End of Year).

Fully Benefit-Responsive Investment Contracts

Capital One's Stable Value Fund from Invesco (the “Fund”) invests primarily in investment contracts such as traditional GICs and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
principal and a specified rate of interest guaranteed to the Fund. The interest crediting rate is based on a formula established by the contract issuer. With traditional GICs, the Fund owns only the contract itself.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Fund in certain circumstances. With synthetic GICs, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate of less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. As of both December 31, 2024 and 2023, all of the investment contracts in the Fund were synthetic GICs.

Certain circumstances may limit the Plan’s ability to execute transactions of the Fund at contract value with the contract issuer. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, the Company making an election to withdraw from a wrapper contract in order to switch to a different investment provider, or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The Plan administrator believes that the events noted above that limit the Plan’s ability to execute transactions at contract value are unlikely to occur.

Note 4—Fair Value Measurement

Fair value, also referred to as an exit price, is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1:	Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
The accounting guidance for fair value measurements requires that management maximize the use of observable inputs and minimize the use of unobservable inputs in determining the fair value. The calculation of fair value is based on market conditions as of each statement of net assets available for benefits date and may not be reflective of the ultimate realizable value.

Assets Measured at Fair Value on a Recurring Basis

The following tables display the Plan’s assets measured on the statements of net assets available for benefits at fair value on a recurring basis as of December 31, 2024 and 2023:

	December 31, 2024
	Level 1	Level 2	Total
Investments, at fair value:
Registered investment companies	$227,764,853	$—	$227,764,853
Collective investment trusts	—	8,146,645,815	8,146,645,815
Self-managed funds	1,491,913,531	632,841,436	2,124,754,967
Fidelity Brokerage Link	381,537,064	—	381,537,064
Capital One Stock Fund	475,332,439	—	475,332,439
Total plan assets, at fair value			$11,356,035,138

	December 31, 2023
	Level 1	Level 2	Total
Investments, at fair value:
Registered investment companies	$199,329,199	$—	$199,329,199
Collective investment trusts		6,693,603,425	6,693,603,425
Self-managed funds	1,543,130,051	462,037,351	2,005,167,402
Fidelity Brokerage Link	232,128,420	—	232,128,420
Capital One Stock Fund	395,368,132	—	395,368,132
Total plan assets, at fair value			$9,525,596,578

Note 5—Income Tax Status

The Plan has received a determination letter from the IRS dated April 25, 2016, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has assessed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Note 6—Transactions with Parties-in-Interest

The following table summarizes the fair value of certain Plan investment options that are managed by parties in interest as of December 31, 2024 and 2023:

	December 31,	December 31,
	2024	2023
U.S. Large Cap Equity Fund	$1,082,944,502	$997,407,472
U.S. Small/Mid Cap Equity Fund	555,387,267	584,955,850
Capital One Stock Fund	475,332,439	395,368,132
International Equity Fund	486,423,198	422,804,080
Fidelity Global ex U.S. Index Fund	227,764,852	199,329,199
Notes receivable from participants	163,195,712	153,737,311
Fidelity BrokerageLink	381,537,064	232,128,420
IGT Dodge & Cox Core Fixed Income Fund	24,450,215	26,397,531

The Plan recognized administrative expense paid to the Trustee and other parties-in-interest of $14,288,715 and $13,966,601 in 2024 and 2023, respectively.

Note 7—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2024 and 2023 per the financial statements to the net assets available for benefits per Form 5500:

	December 31,	December 31,
	2024	2023
Net assets available for benefits:
Net assets available for benefits, per the financial statements	$12,032,590,454	$10,232,393,907
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(28,223,210)	(30,172,806)
Benefits payable to participants	(6,361,632)	(4,828,627)
Loans deemed distributed	(4,576,049)	(3,803,796)
Net assets available for benefits, per Form 5500	$11,993,429,563	$10,193,588,678

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
The following table presents a reconciliation of net income for the year ended December 31, 2024 and 2023 per the financial statements to the net income per Form 5500:

	Year Ended December 31,
	2024	2023
Net income (loss):
Net increase (decrease) in net assets available for benefits, per the financial statements	$1,800,196,547	$1,954,494,266
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	30,172,806	42,031,658
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(28,223,210)	(30,172,806)
Change in benefits payable to participants	(1,533,005)	(3,337,543)
Change in deemed loans distributions	(772,252)	(497,852)
Net income (loss), per Form 5500	$1,799,840,886	$1,962,517,723

Note 8—Subsequent Events

On May 18, 2025, the Company completed the acquisition of Discover Financial Services (“Discover”). As a result of this transaction, Discover's qualified 401(k) plan (the “Discover 401(k) Plan”) will be merged into the Plan on January 1, 2026. Eligible U.S. associates of the Discover 401(k) Plan are eligible to participate in the Plan effective January 1, 2026.

Capital One Financial Corporation Associate Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies (“RIC”):
*	Fidelity Global ex U.S. Index Fund	15,795,066	shares	227,764,852
	Collective investment trusts (“CIT”):
**	State Street S&P 500 Index Fund	20,741,452	shares	2,681,973,508
	BlackRock LifePath 2050	14,868,734	shares	853,759,712
	BlackRock LifePath 2045	14,295,035	shares	768,471,089
	BlackRock LifePath 2055	18,391,307	shares	770,586,565
	BlackRock LifePath 2040	12,205,406	shares	597,266,677
	BlackRock LifePath 2035	10,471,086	shares	459,814,687
	BlackRock LifePath 2060	22,355,171	shares	533,307,196
	BlackRock LifePath 2030	7,802,022	shares	303,553,263
	BlackRock LifePath 2025	—	shares	817
	Prudential Core Plus Bond Fund	1,631,738	shares	303,764,296
	BlackRock Russell 2500 Index Fund	5,811,764	shares	292,689,250
	BlackRock U.S. Debt Index	9,341,521	shares	142,472,209
	BlackRock LifePath 2065	10,608,035	shares	180,333,412
	BlackRock LifePath Retirement	9,088,646	shares	241,175,411
	BlackRock Strategic Completion	1,263,307	shares	17,477,724
	Self-managed funds:
* **	U.S. Large Cap Equity Fund	Various RIC, CIT, and common stocks		1,082,944,502
* **	U.S. Small/Mid Cap Equity Fund	Various RIC, CIT, and common stocks		555,387,267
* **	International Equity Fund	Various RIC and CIT		486,423,198
*	Participant-directed brokerage accounts:
	Fidelity BrokerageLink	Various mutual funds and common stocks		381,537,064
	Fully benefit-responsive investment contracts:
	IGT Invesco Short Term Bond Fund			225,729,304
	IGT Invesco Intermediate Fund			49,449,787
	IGT Jennison Intermediate Fund			49,394,220
	IGT Invesco Core Fixed Income Fund			24,628,394
	IGT Pimco Intermediate Fund			24,733,632
	IGT Pimco Core Fixed Income Fund			24,585,447
	IGT Loomis Sayles Core Fixed Income Fund			24,623,607
	IGT Loomis Sayles Intermediate Fund			24,757,309
*	IGT Dodge & Cox Core Fixed Income Fund			24,450,215
	Wrapped holdings	500,575,124	shares	472,351,915
	Cash & equivalents	7,729,523.11	par	7,729,523
**	Capital One Stable Value Fund (Invesco)			480,081,438
**	Capital One Stock Fund:
	Corporate common stock	2,577,349	shares	459,592,874
	Cash & equivalents	15,739,565	par	15,739,565
	Capital One Stock Fund			475,332,439
	Total investments			11,836,116,576
*	Notes receivable from participants, maturing through 2034	3.25% - 10.5% interest rates		158,619,663
	Total as of December 31, 2024			$11,994,736,239
__________
* Indicates a party-in-interest to the Plan.
** Detailed holding listing follows this supplemental schedule
Note: Column (d) is not applicable as all investments are participant-directed.

Capital One Financial Corporation Associate Savings Plan

Appendix to Schedule H, Line 4i

Account Name	Total Value of Holdings	Security Identifier	Security Description	Shares/Par	Total Value
U.S. Large Cap Equity Fund	$1,079,016,824.88	CASH	(CASH)	3	$(2.53)
		857444590	STATE STREET S&P 500 INDEX NON-LENDING SERIES FUND	409,044	$52,891,443.07
					$52,891,443.07
		FGD194000	CAPITAL ONE LSV LCV SMA	13,227,611	$272,184,549.43
		FGD196000	CAPITAL ONE MACQUARIE LCV	17,762,165	$297,480,746.29
		FGD200000	CAPITAL ONE POLEN LCG SMA	11,592,338	$214,365,506.21
		FGD205000	CAPITAL ONE T ROWE LC GR	10,242,273	$242,096,610.99
					$1,026,127,412.92
					$1,079,018,853.46
Capital One Stock Fund	$475,382,348.98	CASH	(CASH)	(66)	$(65.99)
		14040H105	CAPITAL ONE FINANCIAL CORP	2,577,349	$459,592,873.68
		31607A703	FIMM MM GOVERNMENT PORTFOLIO - INSTL CL	15,739,565	$15,739,565.07
					$475,332,438.75
					$475,332,372.76
International Equity Fund	$486,310,244.91	CASH	(CASH)	6	$5.63
		02509D541	AMERICAN CENTURY NON-U.S. CONCENTRATED GROWTH (EAF	5,712,999	$83,066,437.26
		04281W762	ARROWSTREET INTERNATIONAL EQUITY EAFE CIT CLASS M	760,575	$152,107,647.22
		49N99X671	INVESTEC EM LLC	578,336	$100,699,825.14
		80808J609	SCHRODER INTERNATIONAL MULTI-CAP VALUE TRUST M	7,542,032	$120,446,252.73
		316146315	FIDELITY GLOBAL EX U.S. INDEX FUND	2,087,589	$30,103,029.73
					$486,423,192.08
					$486,423,197.71
Stable Value Fund	$509,651,582.01	CASH	(CASH)	13	$13.05
		062454001	PRUDENTIAL INS CO AMERICA ACT		$86,720,196.41
		30099	MASSACHUSETTS MUTUAL WBS		$81,241,857.79
		38004	METROPOLITAN LIFE INC CO SICN		$89,055,818.48
		60119-VOYA	VOYA ACT		$79,669,899.66
		G-027257.01	PACIFIC LIFE INS CO ACT		$79,114,830.14
		MDA01269TR-00	TRANSAMERICA PREMIER LIFE ACT		$86,071,856.15
					$501,874,458.63
		SHORT TERM INVESTMENT FUND	FIDELITY STF	7,729,523	$7,775,981.30
					$7,775,981.30
					$509,650,452.98
State Street S&P 500® Index Non-Lending Series Fund	$2,681,955,933.29	CASH	(CASH)	(8)	$(8.07)

Capital One Financial Corporation Associate Savings Plan

		857444590	STATE STREET S&P 500 INDEX NON-LENDING SERIES FUND	20,741,452	$2,681,973,507.77
					$2,681,973,507.77
					$2,681,973,499.70
U.S. Small / Mid Cap Equity Fund	$555,306,767.27	CASH	(CASH)	(6)	$(6.19)
		09257C302	Russell 2500 Index Fund F	462,419	$23,288,135.50
		74048G145	FRONTIER SMALL CAP GROWTH CIT - CLASS A	9,222,582	$100,341,694.70
					$123,629,830.20
		FGD190000	CAPITAL ONE RIVER RD SMID	4,751,107	$101,374,379.72
		FGD192000	CAPITAL ONE WILLIAM SMID	8,548,299	$148,449,756.51
		ICB482000	VICTORY CAPITAL SMID	15,437,630	$181,855,276.09
					$431,679,412.32
					$555,309,236.33

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

Date: June 25, 2025	By:	/s/ MARY PAPA
Mary Papa
on behalf of the Benefits Committee, as Plan Administrator